September 2, 2025

Kung Lok Chiu
Chief Executive Officer
CCSC Technology International Holdings Limited
301-03, 13/F Shatin Galleria, 18-24 Shan Mei Street
Fotan, Shatin, Hong Kong

       Re: CCSC Technology International Holdings Limited
           Registration Statement on Form F-1
           Filed August 22, 2025
           File No. 333-289769
Dear Kung Lok Chiu:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1
Prospectus Summary, page 1

1. We note that you removed the summary risk factors that appear to make an investment in you or your offering speculative or risky, as required by
Item 105(b) of
       Regulation S-K. Please revise to include these summary risks and disclose the risks that your corporate structure and being based in or having the majority of the
       company   s operations in China poses to investors. In particular,
describe the
       significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over
 September 2, 2025
Page 2

       offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jenny O'Shanick at 202-551-8005 or Erin Purnell at 202-551-3454
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:   Ying Li